UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Explanatory Note

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) is furnishing this Amendment on Form 6-K/A (this “Amendment”) to CEMEX’s stock repurchase report on Form 6-K furnished on March 10, 2022 (the “Original 6-K”), solely to correct certain information contained in the Original 6-K. The first paragraph of the Original 6-K should read as follows:

•

“On March 10, 2022, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) repurchased 5,000,000 CEMEX CPOs, at a weighted-average price of MXN$10.0459 per CPO pursuant to the stock repurchase program approved at the annual general ordinary shareholders’ meeting held on March 25, 2021 (the “Program”). The total amount of these CPO repurchases, excluding fees and value-added tax, was approximately MXN$50,229,500.00 (approximately U.S.$2,394,811.75 based on an exchange rate of MXN$20.9743 to U.S.$1.00 determined by Banco de México). CEMEX engaged Casa de Bolsa BBVA México, S.A. de C.V. Grupo Financiero BBVA México to execute these CPO repurchases.”

Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 10, 2022	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller